FORM 6 - K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer

                      Pursuant to Rule 13a - 16 or 15d -16
                     of the Securities Exchange Act of 1934

                         For the Month of September 2004

                      B.O.S. BETTER ON-LINE SOLUTIONS, LTD.
                 (Translation of Registrant's Name into English)

                      100 BOS ROAD, TERADION 20179, ISRAEL
                    (Address of Principal Corporate Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                  Form 20-F [X]               Form 40-F [_]


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___________


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___________


Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes [_]                                No [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

THE INFORMATION IN PARAGRAPHS 1 AND 2 OF THE REGISTRANT'S PRESS RELEASE ATTACHED TO THIS FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRANT'S REGISTRATION STATEMENTS ON FORM F-3 (No. 333-117529) AND FORM S-8 (NOS. 333-110696, 333-100971 AND 333-11650), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.


Attached hereto and incorporated by reference is the following Registrant's press release:

BOS Purchases Assets of Quasar in Exchange For Issuance of Shares; Dated September 29, 2004.





Signature


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                           B.O.S. Better On-Line Solutions, Ltd.
                                           (Registrant)


                                           By:   /S/  ADIV BARUCH
                                           ----------------------
                                                 Adiv Baruch
                                                 President and CEO
Dated: September 29, 2004

                      B.O.S. BETTER ON-LINE SOLUTIONS LTD.


BOS PURCHASES ASSETS OF QUASAR IN EXCHANGE FOR ISSUANCE OF SHARES

TERADYON, ISRAEL - September 29, 2004 - B.O.S. Better On-Line Solutions Ltd. ("BOS" or the "Company") (NASDAQ: BOSC, TASE: BOS), a global developer of high quality communication solutions, announced today that it has entered into a definitive asset purchase agreement with Quasar Communication Systems Ltd. ("Quasar"), an Israeli company engaged in the business of developing, manufacturing and selling of cellular communication gateways. Under the Agreement BOS shall purchase the majority of Quasar's assets relating to Quasar's business, including its fixed assets, product lines, intellectual property rights and industrial rights, know-how, technology, licenses, assignable existing distribution channels and markets, and goodwill. In consideration for the acquired assets, the Company has issued Quasar 285,000 Ordinary Shares (6.8% of the current outstanding shares of the Company), which are subject to a "lock-up" period of one year. The Company also committed to purchase Quasar's inventory in the ordinary course of business, for cash consideration equal to the book value of Quasar's inventory.

The Ordinary Shares issued will not be registered under the Securities Act of 1933, and may not be subsequently offered or sold by the investors without registration or an applicable exemption from the registration requirements. The Company has agreed to grant Quasar certain incidental registration rights, to cover the resale of the Ordinary Shares issued in this transaction, subject to certain terms and conditions.

Adiv Baruch, President and CEO of B.O.S, commented: "The transaction is a strategic step for the Company, implementing the Company's M&A strategy to continue developing the communication division, while offering our clients an extended product line that will enable savings in telecommunication expenses for enterprise and SOHO clients. Quasar's sales structure and worldwide sales channels, together with BOS' VOIP R&D capabilities will accelerate the penetration of both the Company's and Quasar's products into additional markets, and enable us to be a unique player in the growing telecommunication industry, which is seeking VOIP and cellular gateways solutions."

Edouard Cukierman, Chairman of the Board, commented: "I am pleased to see that management is carrying out the Board's strategy, not only to grow generically, but also to carry out the Company's M&A strategy."

ABOUT B.O.S.


Through its wholly owned subsidiary, BOScom, the Company develops, produces and markets multi-functional, cross-enterprise communication and networking products. Marketed under the BOSaNOVA brand, these products are renowned for their simplicity of use, quality, and reliability.


Communication line (www.boscom.com) offers VOIP innovative convergence migration solutions that leverage a corporation's existing equipment infrastructure.


The Connectivity line (www.bosweb.com) provides solutions for IBM midrange-to-PC and LAN connectivity and GUI emulation, and printing solutions that are operating system-independent.


Software Utilities line (www.printbos.com) provides solutions for document design, distribution and management for a wide range of operating systems, including mainframe and UNIX.


B.O.S. (www.boscorporate.com) was established in 1990 and became a public company traded on the Nasdaq National Market in 1996 (Nasdaq:BOSC - News), and on the Tel Aviv Stock Market in 2002 (TASE:BOS).


ABOUT QUASAR


Quasar Communication Systems was established in 1993, operating from the headquarter in ISRAEL. The company is a leading developer and manufacturer of advanced cellular gateways that eliminate interconnection charges between cellular and landline networks. Quasar currently has over 150,000 gateways installed in 40 countries, and their clients include cellular operators, alternative carriers, corporate clients, and government institutions. Quasar's annual sales in 2003 exceeded $3 million.


For further information, please contact:
Mr. Nehemia Kaufman, CFO
Tel. +972-4- 9907555
e-Mail: IR@boscom.com

THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND FINANCIAL PERFORMANCE. THESE FORWARD-LOOKING STATEMENTS ARE SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES THAT COULD CAUSE THE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE IN THE FORWARD-LOOKING STATEMENTS, ALL OF WHICH ARE DIFFICULT TO PREDICT AND MANY OF WHICH ARE BEYOND THE CONTROL OF BOS, INCLUDING, BUT NOT LIMITED TO, THOSE RISKS AND UNCERTAINTIES DETAILED IN BOS' PERIODIC REPORTS AND REGISTRATION STATEMENTS FILED WITH THE U.S. SECURITIES EXCHANGE COMMISSION. BOS UNDERTAKES NO OBLIGATION TO PUBLICLY UPDATE OR REVISE ANY SUCH FORWARD-LOOKING STATEMENTS TO REFLECT ANY CHANGE IN ITS EXPECTATIONS OR IN EVENTS, CONDITIONS OR CIRCUMSTANCES ON WHICH ANY SUCH STATEMENTS MAY BE BASED, OR THAT MAY AFFECT THE LIKELIHOOD THAT ACTUAL RESULTS WILL DIFFER FROM THOSE SET FORTH IN THE FORWARD-LOOKING STATEMENTS.


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